

September 15, 2011

Via E-mail
Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

      Re: Toyota Motor Corporation
              Amendment No. 1 to Registration Statement on Form F-4
              Filed August 31, 2011
              and Documents Incorporated by Reference
              File No. 333-175524

Dear Mr. Cho:

      We have reviewed your responses to the comments in our letter dated August 9, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Form F-4

General

1. We note your response to prior comment one and reissue in part. Please provide us with translated summaries of the materials prepared by the advisor and reviewed by the boards in connection with its vote to approve the transaction.

Questions and Answers About the Share Exchange, page vi

2. Please revise to include a question and answer regarding the effect that the approval of the share exchange agreement will have on holders of issued Kanto share acquisition rights.

Why are Toyota and Kanto proposing the share exchange, page vi

3. We note your response to prior comment four and reissue in part. We note your disclosure on page vi that the share exchange will "enable Toyota to better streamline its business structure and decision-making." Please revise to clarify what changes, if any, you intend to make to the directors and senior managers of Kanto Auto Works, Ltd. after

the share exchange and what changes you intend to make, if any, to the directors and senior management of Kanto after the Subsidiary Integration.

Summary, page 1

4. Please revise the first and fifth paragraphs in this section to include the net revenues and net income (loss) of Toyota and Kanto for the most recent interim stub.

The Share Exchange, page 2

5. Refer to the third paragraph. Please explain the reasons for the share exchange ceasing to have effect in accordance with the provisions of the share exchange agreement.

Reasons for the Share Exchange, page 3

6. We note your response to prior comment nine and reissue in part. Please describe the specific "key medium-term initiatives" that you believe the share exchange and Subsidiary Integration will help you realize here, and please revise to briefly describe how Kanto will "support the overseas development and production of compact vehicles and production of parts and components" on page 3.

7. We note your response to prior comment 11 and reissue in part. Please revise your disclosure in your Summary section to define the term "vehicle manufacturing hub" here and to briefly describe the advantages of creating a hub in the Tohoku area.

8. Refer to the second-to-last sentence of the last paragraph. Please revise to state as a belief of management.

Risk Factors, page 7

Risks Relating to the Share Exchange, page 7

Making Kanto a wholly owned subsidiary may not produce the benefits, page 8

9. Please revise to remove the statement that "Toyota and Kanto currently do not anticipate issues that would prevent the Subsidiary Integration because the Subsidiary Integration will be a merger among three wholly owned subsidiaries of Toyota" as this tends to negate the risk addressed in this risk factor.

<u>The Share Exchange, page 18</u>

<u>Background to the Share Exchange, page 18</u>

10. We note your response to prior comment 21 and reissue. Please revise to provide quantitative details regarding the contributions by Kanto to the business of Toyota by quantifying the portion of your operating results for the fiscal year ended March 31, 2011 and for the quarterly period ended June 30, 2011 attributable to Kanto.

11. We note your response to prior comment 24. Please revise to clarify how keeping utilization rates of plants and lines across the board at constant levels will help you meet fluctuating demand.

12. We note your disclosure on page 19 regarding your "product strategy of the promotion of localized production of vehicles in the regions where the demand exists in order to meet the unique customer needs of each market." Please revise to clarify how localized production of compact vehicles will enable such vehicles to meet the unique customer needs of each market when it appears that after the share exchange Kanto will design the compact vehicles that are produced in Japan and overseas. In this regard, please explain how Kanto's new role aligns with Toyota's "Global Vision." Please also revise page 22, as applicable.

13. We note your response to prior comment 26 and reissue. Please revise to disclose that other alternatives to the share exchange were not discussed by the boards of Toyota and Kanto here.

14. We note disclosure on page 20 stating that on June 29, 2011 each of the working groups proposed a share exchange ratio. Please revise to disclose the proposed share exchange ratios.

<u>Reasons for the Share Exchange, page 20</u>

15. Please expand to disclose the ways that you intend to expand Kanto's role in the overseas production of Toyota's compact vehicles after the share exchange. In your discussion, disclose the specific steps that you will take to implement your plans for Kanto's production overseas.

16. Please revise to clarify what you mean by "unit planning" on page 21.

17. On July 13, 2011, it appears that Kanto, Central Motor and Toyota Motor Tohoku began discussions about merging the three businesses. Please revise to address in detail the reasons that you were interested in the creation of an integrated automotive group with the three companies. Please specifically discuss the boards' decision-making process as it relates to the goal of an integrated automotive group.

Toyota Global Vision, page 21

18. Please revise to clarify what you mean by "conscientious manufacturing" on page 21.

19. We note your response to prior comment 27 and reissue. Please revise to clarify what you mean by a "new mobility society" and "community energy management." Explain how you and your automobiles may affect homes and information networks to enable "community energy management."

20. We note your response to prior comment 31 and reissue in part. Please revise to clarify how the body manufacturers will "support the preparation of overseas production," and "strengthen their capabilities for the overseas expansion of vehicle related operations" on page 22. In addition, please revise to define the term "welfare vehicle" on page 22.

21. Please revise to briefly describe the "leading role" that Kanto, together with Central Motor and Toyota Motor Tohuku will strive to have in the Tohuku area.

22. Please revise to clarify the types of decisions that you would like to "be made regionally, in areas closest to [Toyota's] customers" on page 22.

Strengthened Role of Kanto, page 23

23. Please revise to define the term "model line" and "variant model." Consider providing an example of a model line and variant model within that line.

Opinion of Kanto's Financial Advisor, page 25

Financial Analysis of Mitsubishi UFJ Morgan Stanley Securities, page 27

Discounted Cash Flow Analysis, page 28

24. We note your response to prior comment 37 and reissue. Please revise your disclosure by briefly describing the risk characteristics and weighted average costs of capital analyses and assumptions that were used in the cash flow analysis on page 28.

Precedent Transactions Analysis, page 28

25. Please revise your disclosure to include a list of the precedent transactions used in this analysis, the dates such transactions occurred and describe how the financial advisor determined the averages presented on page 28.

Major Shareholders, page 36

26. We note your response to prior comment 39. Please provide us a legal analysis explaining why Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. do not have beneficial ownership to the respective shares. Refer to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Appendix B

27. We note your response to prior comment 41 and reissue. The staff notes the limitation on reliance by shareholders in the fairness opinion provided by Mitsubishi UFJ Morgan Stanley Securities. Because it is inconsistent with the disclosures relating to the opinion, the word "only" should be deleted. Alternatively, disclose the basis for Mitsubishi UFJ Morgan Stanley Securities' belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Mitsubishi UFJ Morgan Stanley Securities would have no effect on the rights and responsibilities of either Mitsubishi UFJ Morgan Stanley Securities or the board of directors under the federal securities laws.

Form 20-F for the Fiscal Year Ended March 31, 2011

Operating and Financial Review and Prospects, page 52

Operating Results, page 52

Results of Operations — Fiscal 2011 Compared with Fiscal 2010, page 58

Operating Costs and Expenses, page 62

28. We note your response to prior comment 43. We believe disclosure consistent with your response is meaningful information in explaining the changes in your warranty costs and recalls and other safety measures expense between fiscal 2011 and fiscal 2010. Please revise your disclosure in future filings accordingly. As indicated in your response, please identify in your disclosure which recalls and other safety measures required higher repair costs and why.

Notes to Consolidated Financial Statements

Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-55

Legal Proceedings, page F-55

Class Action and Consolidated Litigation, page F-56

29. Refer to your response to prior comment 47. It appears the response described in general the factors that may impact your inability to determine a reasonable estimate of the possible loss or range of loss. For each specific type of material matter (or material identified subset therein) described in your disclosure that remains outstanding, please clarify for us the specific factors that are causing your inability to estimate a reasonable estimate of the possible loss or range of loss, when you expect those factors to be alleviated so as to permit you to determine a reasonable estimate, and what information you need to determine an estimate.

30. Your disclosure indicates that amounts are accrued for legal proceedings and governmental investigations associated with product recalls. Also, your response states that you develop estimates as part of your review process of these matters. It appears from this that quantified analyses are performed. In this regard, please describe for us in detail the process you use to arrive at amounts to accrue for these matters. Further, please clarify for us why you are unable to determine a reasonable estimate of the possible loss or range of loss from this process.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Masahisa Ikeda
        Shearman & Sterling LLP